Kalos Capital, Inc.

Statement of
Financial Condition
December 31, 2021

PUBLIC Filing

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50630

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kalos Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11525 Park Woods Circle
(No. and Street)

Alpharetta	GA	30005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Wildermuth	678-356-1100	cwildermuth@wildermuthsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Carol Wildermuth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kalos Capital, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State: Kansas County: Riley
This instrument was acknowledged before me on this 25 day of March 2022

By: Carol Jean Wildermuth

Wyatt Regehr

Signature: [signature]

Title: Chief Executive Officer

Wyatt Regehr
Notary Public

Expiration: 05/27/2025

NOTARY PUBLIC - State of Kansas
Wyatt Regehr
My Appt. Expires 05/27/2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Kalos Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kalos Capital, Inc. as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kalos Capital, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kalos Capital, Inc.'s management. Our responsibility is to express an opinion on Kalos Capital, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kalos Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PHILLIP V. GEORGE, PLLC

We have served as Kalos Capital, Inc. auditor since 2022.

Celeste, Texas
March 24, 2022

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Kalos Capital, Inc.

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	1,684,349
Clearing deposits		150,000
Commissions receivable		1,380,994
Accounts receivable		658
Accounts receivable, related parties		19,474
Receivable from broker		157,778
Total assets	**$**	**3,393,253**

Liabilities and stockholder's equity

Liabilities

Accounts payable	$	134,225
Accrued expenses		256,440
Commissions payable		1,694,583
Total liabilities		**2,085,248**

Stockholder's equity

Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional Paid-in capital	1,730,900
Accumulated deficit	(422,995)
Total stockholder's equity	**1,308,005**
Total liabilities and stockholder's equity	**$ 3,393,253**

The accompanying notes are an integral part of this financial statement.

1.   Nature of Operations and Summary of Significant Accounting Policies

<u>Nature of Operations</u>

Kalos Capital, Inc. (the "Company") was formed in 1997 as a Georgia corporation and is a wholly-owned subsidiary of Kalos Financial, Inc. (the "Parent"), a Georgia corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is in the process of obtaining FINRA approval for the transfer of all its customer accounts to another registered broker-dealer. The Company expects the transaction to be completed during 2022.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities to individuals throughout the United States. The Company's independent registered representatives are licensed throughout the United States.

<u>Summary of Significant Accounting Policies</u>

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code ("IRC") and the Parent has elected under the IRC for the Company to be treated as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for federal tax purposes; therefore, all taxable income or loss flows through to the

Parent's S-corporation tax return, resulting in all the federal tax liabilities or benefits relating to the operations of the Company and the Parent passing through to the individual shareholders of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 202l, and through March 24, 2022, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 202l.

2. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $822,817, which was $683,800 in excess of its net capital requirement of $139,017. The Company's net capital ratio was 2.53 to 1.

3. Transactions with Clearing Broker-Dealers

The Company has clearing agreements with two national clearing broker-dealers to provide clearing, execution and other related securities services. There is a minimum clearing and execution fee of $45,000 per quarter under one clearing agreement and $10,000 per month under the other. The agreements also require the Company to maintain a minimum of $75,000 in a deposit account with each of the clearing broker-dealers.

4. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2021, there was $1,322,832 of uninsured cash.

Commissions receivable from three private placement issuers represented approximately 62% of commissions receivable at December 31, 2021.

5.   Commitments and Contingencies

In the normal course of business as a broker-dealer, the Company is exposed to various risks such as credit risk or risk of default by a sponsor customer, or legal action by a customer or a customer's counterparty related to the performance of its services under contract agreements as well as assessments from regulatory entities for violations of law or regulation. There is one open litigation and twenty-seven open arbitration claims filed against the Company at December 31, 2021. Three of the arbitration claims were settled and four additional arbitration claims have been filed against the Company subsequent to year end. The litigation and arbitrations seek damages of material amounts. The Company has accrued $150,000 for loss contingencies related to the litigation and arbitrations filed against the Company, which is included in accrued expenses in the accompanying statement of financial condition. The Company has also received notice of a material proposed monetary penalty from one state regulatory agency, and subsequent to year end resolved a complaint with another state regulatory agency through an Administrative Consent Order under which the Company agreed to pay a $75,000 penalty, which is additionally accrued and included in accrued expenses in the accompanying statement of financial condition. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel or management on the open litigation, arbitrations and pending state regulatory matter. The Company intends to vigorously defend itself against these actions; however, the ultimate outcome of these and any other actions against the Company could have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.